Nicole C. Brookshire T: +1 617 937 2357 nbrookshire@cooley.com	VIA EDGAR

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK [*].

August 24, 2016

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mitchell Austin

RE:	Everbridge, Inc.

Registration Statement on Form S-1

Filed: August 19, 2016

CIK No. 0001437352

File No. 333-213217

Ladies and Gentlemen:

On behalf of Everbridge, Inc. (the “Company”) and in connection with the Company’s Registration Statement on Form S-1 (File No. 333-213217), originally confidentially submitted to the Securities and Exchange Commission (the “Commission”) on July 31, 2015 and originally filed with the Commission on August 19, 2016 (the “Registration Statement”), we submit this supplemental letter to the staff (the “Staff”) with respect to the Company’s preliminary estimate of the price range for its initial public offering. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. This Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

The Company advises the Staff that the Company currently estimates a preliminary price range of $[*] — $[*] per share for its initial public offering (the “Preliminary Price Range”), which

500 Boylston Street, Boston, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 www.cooley.com

CONFIDENTIAL TREATMENT REQUESTED BY EVERBRIDGE, INC.

August 24, 2016

Page Two

Preliminary Price Range takes into account a one-for-[*] reverse stock split of the Company’s capital stock (the “Reverse Stock Split”). The Preliminary Price Range has been determined based, in part, upon current market conditions and input received from the lead underwriters, including discussions that took place on August 23, 2016 between the Company’s board of directors (the “Board”), senior management of the Company and representatives of Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated. The lead underwriters for the proposed initial public offering first communicated their estimated Preliminary Price Range to the Company on August 23, 2016. The Company notes that it currently expects to include a $2.00 price range within the Preliminary Price Range in its preliminary prospectus, but the parameters of that final price range will be subject to then-current market conditions, continuing discussions with the underwriters and further business developments impacting the Company.

The following tables summaries all stock options granted by the Company since January 1, 2014, after giving effect to the Reverse Stock Split:

Grant Date	Number of Shares of Common Stock	Exercise Price per Share			Common Stock Fair Value per Share at Grant Date
February 11, 2014	[*]	$	[	*]	$	[	*]
May 8, 2014	[*]	$	[	*]	$	[	*]
July 31, 2014	[*]	$	[	*]	$	[	*]
October 21, 2014	[*]	$	[	*]	$	[	*]
March 5, 2015	[*]	$	[	*]	$	[	*]
April 22, 2015	[*]	$	[	*]	$	[	*]
July 15, 2015	[*]	$	[	*]	$	[	*]
October 19, 2015	[*]	$	[	*]	$	[	*]
January 7, 2016	[*]	$	[	*]	$	[	*]
May 11, 2016	[*]	$	[	*]	$	[	*]
August 4, 2016	[*]	$	[	*]	$	[	*]

A discussion of the methodology used to determine the fair value of the Company’s common stock for the purposes of each of the grants of stock options set forth above is contained in the Registration Statement.

500 Boylston Street, Boston, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 www.cooley.com

August 24, 2016

Page Three

As reflected above, the Company respectfully advises the Staff that the fair value of the Company’s common stock as of each date on which options were granted in the 12 months preceding the date hereof was above the midpoint of the Preliminary Price Range. Further, unlike the valuations performed in connection with the Company’s stock option grants as a private company, the Preliminary Price Range excludes any discount for the lack of marketability of the Company’s common stock and takes into account that the proposed initial public offering would provide significant cash proceeds to the Company to help fuel its growth and substantially strengthen its balance sheet.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the stock of the Company following the Company’s initial public offering. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 500 Boylston Street, Boston, Massachusetts 02116.

Please contact the undersigned at (617) 937-2357 or Richard C. Segal at (617) 937-2332 with any questions regarding the above.

Very truly yours,

/s/ Nicole C. Brookshire

Nicole C. Brookshire

cc:	Kenneth S. Goldman, Everbridge, Inc.

Elliot Mark, Everbridge, Inc.

C. Thomas Hopkins, Cooley LLP

Richard C. Segal, Cooley LLP

500 Boylston Street, Boston, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 www.cooley.com